UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: August 20, 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

By: /s/ Arthur Angelo Syailendra

----------------------------------------------------

(Signature)

Arthur Angelo Syailendra

Director of Finance and Risk Management

Number	:	Tel.80/LP 000/COP-K0000000/2025

Bandung,	August 20, 2025

Dear,

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Appointment of New Corporate Secretary at PT Telekomunikasi Indonesia (Persero) Tbk

To whom it may concern,

In compliance with Indonesian Financial Service Authority (Otoritas Jasa Keuangan) (“OJK”) Article 10 Paragraph (1) Regulation No: 35 /POJK.04/2014 (“POJK 15/2014”) concerning Corporate Secretary of the Issuer or Public Company, regarding the obligation for Issuer or Public Company to convey to OJK about Corporate Secretary Dismissal and Appointment. We hereby convey about the Dismissal of our Former Corporate Secretary and the corresponding Appointment of our New Corporate Secretary of PT Telekomunikasi Indonesia (Persero) Tbk (“Perseroan”), as follow:

Former Corporate Secretary: Mr. Octavius Oky Prakarsa

New Corporate Secretary: Mr. Jati Widagdo

This decision is valid from August 19, 2025.

Thank you for your attention.

Yours Faithfully,

/s/ Arthur Angelo Syailendra

ARTHUR ANGELO SYAILENDRA

Director of Finance and Risk Management